

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

May 14, 2007

By facsimile to (303) 777-3823 and U.S. Mail

Mr. Victor J. Yosha
President
V2K International, Inc.
1127 Auraria Parkway, Suite 204
Denver, CO 80204

Re: V2K International, Inc.
        Pre-effective Amendment 1 to Registration Statement on Form SB-2
        Filed May 1, 2007
        File No. 333-141201

Dear Mr. Yosha:

        We reviewed the filing and have the comments below.

Prospectus Summary, page 3

1.   We note revised disclosure here and elsewhere that V2K formed Marketing Source
        International LLC on April 6, 2007 and "will endeavor to generate revenues by acting as
        an exclusive sales agent for that overseas window coverings manufacturing source."
        Please provide additional information regarding your arrangements in this regard. For
        example, identify the manufacturer and where it is located. Clarify whether V2K has
        entered into an agreement to act as an exclusive sales agent for this manufacturer,
        disclose the material terms of such agreement, and, if material, file the agreement as an
        exhibit to the registration statement.

Risk Factors, page 5

2.   We note the response to prior comment 4 that "The only agreements that V2K has with
        vendors would be considered to be in the ordinary course of its business and thus not a
        material contract." Please note that even if they are made in the ordinary course of
        business, any contract upon which your business is substantially dependent must be filed,

as required by Item 601(b)(10)(i)(B). As three vendors account for 68% of your materials and supplies, including one vendor who represented 34% of materials supplied for the year ended September 30, 2006, please clarify that your business is not materially dependent upon any of these vendors, or file the agreements as exhibits to the registration statement.

Summary of Significant Accounting Policies, page 10

3.   We note your proposed revision to the "summary of significant accounting policies" section of your MD&A. Your disclosure, however, merely repeats the policies in your footnotes and does not give a reader an enhanced understanding of the Company's important accounting estimates that reflect significant management judgment and uncertainty and the impact that those estimates have on the presentation of financial condition and results of operations. Revise to include the following in a critical accounting policy section:

- Identify and explain the significance of the accounting estimates to the Company's financial condition and results of operations.

- The types of assumptions that underlie the most significant and subjective estimates.

- A quantitative discussion of changes in overall financial performance and, to the extent material, line items in the financial statements if the Company were to assume that the accounting estimates were changed.

Management, page 28

4.   In the biographical paragraph of Mr. Jerry A. Kukuchka, describe briefly his business experience during the past five years. See Item 401(a)(4) of Regulation S-B.

Certain Relationships and Related Transactions, page 35

5.   We note the response to prior comment 24 that "it is more accurate to describe Messrs. Beckstead and Yosha as "organizers" rather than "promoters." Paragraph (2) of the definition of "promoter" in Regulation C under the Securities Act states that all persons coming within the definition of "promoter" in paragraph (1) may be referred to as "founders" or "organizers" or by another term, provided that term is reasonably descriptive of those persons' activities involving the issuer. Although you may use the term "organizers" for Messrs. Beckstead and Yosha if that is reasonably descriptive of

their activities involving the issuer, you are still required to provide all of the disclosures required by Item 404(c) of Regulation S-B for them. Please revise.

Selling Stockholders, page 37

6.   We note revised disclosure that two of the selling stockholders, James Blyth and DeCh'in Partners LLC, were the initial shareholders at V2K's formation on March 13, 2006. Since V2K had no operations before the April 1, 2006 share exchange transaction with V2K Window Fashions, Inc., our view is that both before and after the share exchange transaction V2K's promoters or affiliates and their transferees are underwriters of the securities issued. Our view also is that Rule 144 would be unavailable for resale transactions in this situation, regardless of technical compliance with the rule. See our Worm no-action letter, publicly available January 21, 2000. As appropriate, revise the disclosure throughout the registration statement, including the selling stockholders and plan of distribution sections, to make clear that:

  - V2K's promoters or affiliates and their transferees "are" underwriters of the securities issued. Language such as "may be deemed to be" an underwriter is unacceptable.

  - Rule 144 is unavailable for resale transactions by Mr. Blyth and DeCh'in.

Revenue Recognition, page FF-9

7.   You discuss your latitude in establishing price. Please clarify how the price that you charge your franchisees for materials and supplies is determined. Tell us if it is based on the amount that you are charged by your vendors and if it involves a fixed mark-up. Discuss any related requirements of franchise agreements or other agreements.

8.   You state that the fact you perform part of the service is an indicator of gross revenue reporting. Please refer to paragraph 10 of EITF 99-19, and clarify whether you physically change the materials and supplies ordered by a franchisee. The processing of invoices, purchase orders, etc. does not appear relevant to the guidance.

9.   You refer to paragraph 13 of EITF 99-19 and state that you have physical loss inventory risk. Paragraph 13 states that physical loss inventory risk exists if title to the product is transferred to the company at the shipping point or after an order has been received but before the product has been shipped. Please confirm that you do not receive title to the materials and supplies at any time in the process.

Note 2. Accounts and Notes Receivable, page FF-15

10.   We note your response to prior comment 40 with regards to your accounts receivable balance and the new policies and procedures put into place that have subsequently decreased your DSO to 36 days. Your response, however, did not address the extent to which you have successfully collected your September 30, 2006 accounts receivables balance subsequent to the balance sheet date. Further tell us how you have considered the $20,000 of accounts receivables related to the three cancelled franchise agreements in your allowance and how you determined that any revenue recognized from these three franchisees was appropriate under paragraph 5 of SFAS 45.

11.   We note your response to prior comment 41 with regards to your notes receivable balances. Further clarify whether or not any of the franchisees that currently have note receivable balances is delinquent in paying its monthly franchise/royalty fees and whether or not any franchisees are on an installment or cost recovery method for revenue recognition. To the extent that there is no basis for estimating the collectibility of the franchise fees for these specific franchisees or any other franchisees that may not necessarily have a note outstanding with the Company, please revise your disclosure to provide the information required by paragraph 21 of SFAS 45.

Exhibits

12.   Refer to prior comment 47. As requested previously, include an exhibit index immediately before the exhibits filed with the registration statement. See Rule 102(d) of Regulation S-T. Note that the exhibit index is a separate requirement and is not synonymous with Item 27 of Form SB-2.

Closing

        File an amendment to the SB-2 in response to the comments. To expedite our review, V2K may wish to provide us three marked courtesy copies of the amendment. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If V2K thinks that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendment, the responses to the comments, and any supplemental information.

        We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since V2K and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

If V2K requests acceleration of the registration statement's effectiveness, V2K should furnish a letter at the time of the request, acknowledging that:

- Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

- The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve V2K from its full responsibility for the adequacy and accuracy of the registration statement's disclosures.

- V2K may not assert our comments or the declaration of the registration statement's effectiveness as a defense in any proceedings initiated by the Commission or any person under the United States' federal securities laws.

The Commission's Division of Enforcement has access to all information that V2K provides us in our review of the registration statement or in response to our comments on the registration statement.

We will consider a written request for acceleration of the registration statement's effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement. We will act on the request and by delegated authority grant acceleration of the registration statement's effectiveness.

You may direct questions on accounting comments to Melissa N. Rocha, Staff Accountant, at (202) 551-3854 or Terence S. O'Brien, Accounting Branch Chief, at (202) 551-

3355. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551- 3728 or Lesli L. Sheppard, Staff Attorney, at (202) 551-3708.

Very truly yours,

Pamela A. Long
Assistant Director

cc: Fay M. Matsukage, Esq.
        Dill Dill Carr Stonbraker & Hutchings, P.C.
        455 Sherman Street, Suite 300
        Denver, CO 80203